UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    April 26, 2013

Sumitomo Mitsui Financial Group, Inc.

Revision of Earnings and Dividends Forecasts for Fiscal Year Ended March 31, 2013

TOKYO, April 26, 2013 — Sumitomo Mitsui Financial Group, Inc. (“SMFG”) announces revisions of earnings forecast and dividends forecast on common stock for the fiscal year ended March 31, 2013, which were announced in November 2012.

1. Revision of consolidated earnings forecast for the fiscal year ended March 31, 2013

(Billions of yen, except percentages)

		Ordinary profit	Net income
Previous forecast (*1)	(A)	¥ 830	¥ 540
Revised forecast	(B)	1,070	790
Change	(B – A)	+ 240	+ 250
Percentage change	(%)	+ 28.9%	+ 46.3%

Results for the fiscal year ended March 31, 2012		¥ 935.6	¥ 518.5

(*1) Announced in November 2012

SMFG revises its consolidated earnings forecast for the fiscal year ended March 31, 2013 as Sumitomo Mitsui Banking Corporation (“SMBC”), a major consolidated subsidiary of SMFG, is expected to increase its net income primarily due to an increase in banking profit, a decrease in total credit cost, and an improvement of losses on stocks, and group companies are also good performance well.

2. Revisions of dividends forecast on common stock

SMFG has a basic policy of steadily increasing returns to shareholders through the sustainable growth of its enterprise value, while enhancing its capital to maintain financial soundness in light of the public nature of its business as a bank holding company, and aims to realize a payout ratio of over 20% on a consolidated net income basis.

In line with this policy and in view of the recent good financial performance, SMFG revises its fiscal year-end dividends forecast on common stock from ¥50 to ¥60 per share, an increase of ¥10 from the previous forecast.

Also, as SMFG reached its 10th anniversary in December 2012, it plans to pay a commemorative dividend of ¥10 per share to celebrate this occasion.

As a result, fiscal year-end dividends will be ¥70 per share and annual dividends will be ¥120 per share consisted of a ¥110 per share ordinary dividend and a ¥10 per share commemorative dividend.

SMFG plans to propose this matter at the ordinary general meeting of shareholders scheduled to be held in late June 2013.

(Yen)

Dividends per share (common stock)
Record date		Interim-end (*3)	Fiscal year-end	Annual
Previous forecast (*2)	(A)	¥ 50	¥ 50	¥ 100
Revised forecast [Ordinary dividend] [Commemorative dividend]	(B)	50 [50] [—]	70 [60] [10]	120 [110] [10]
Change	(B – A)	—	+ 20	+ 20

Results for the fiscal year ended March 31, 2012		¥ 50	¥ 50	¥ 100

(*2) Announced in November 2012

(*3) Paid in December 2012

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of our securities portfolio; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report or registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

[Appendix]

1. SMBC non-consolidated earnings forecast (fiscal year ended March 31, 2013)

(Billions of yen)

	Fiscal year ended March 31, 2012 (Result)	Fiscal year ended March 31, 2013 (Revised forecast) (a)	Fiscal year ended March 31, 2013 (Previous forecast) (b)	Change from the previous forecast (a)-(b)
Banking profit (before provision for general reserve for possible loan losses)	¥ 813.0	¥ 810	¥ 770	¥ + 40
Ordinary profit	695.3	670	490	+ 180
Net income	478.0	610	400	+ 210

Total credit cost	(58.6)	(20)	(80)	+ 60

Banking profit (before provision for general reserve for possible loan losses)

SMBC expects to secure banking profit of approximately ¥810 billion, or ¥40 billion above the previous forecast. This is mainly due to the good performance of the marketing units.

Total credit cost

Total credit cost is expected to be approximately ¥20 billion, or ¥60 billion below the previous forecast. This is mainly due to our individualized efforts to assist certain debtors to improve their businesses and financial conditions.

Ordinary profit

As a result of the factors mentioned above and also due to an improvement in losses on stocks reflecting a rise in domestic stock markets, ordinary profit is expected to be approximately ¥670 billion, or ¥180 billion above the previous forecast.

Net income

Finally, net income is expected to be approximately ¥610 billion, or ¥210 billion above the previous forecast.

2. Forecast on net unrealized gains (losses) on other securities (SMBC non-consolidated basis)

(Billions of yen)

	March 31, 2013 (Forecast)	March 31, 2012 (Result)	Change
Net unrealized gains (losses) on other securities	¥ 1,040.0	¥ 389.0	¥ + 651.0
Stocks	770.0	228.5	+ 541.5
Bonds	90.0	104.4	(14.4)
Others	180.0	56.1	+ 123.9

Note:	Listed stocks are valuated using the average fair value in the final month of the relevant periods.
(Nikkei Stock Average: Monthly average price in March 2013 was ¥12,244.)